UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K, originally filed with the Securities and Exchange Commission on June 7, 2022 (the “Form 6-K”), is being filed solely for the purposes of providing that (i) certain conditions to which LPC’s (as defined in Form 6-K) obligation to purchase ADSs is subject include that a registration statement registering the resale of the Shares under the Securities Act of 1933, as amended, is declared effective by the Securities and Exchange Commission, and that a final prospectus relating thereto is filed with the SEC; and (ii) the Company has opted to pay the commitment fee by issuing LPC 428,572 ordinary shares.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 8, 2022	By:	/s/ Lori Hollander
Lori Hollander
Vice President, Financial Planning & Analysis